Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration No. 333-281253
November 3, 2025

Issuer:	WEC Energy Group, Inc.

Notes:	5.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due May 15, 2056

Principal Amount:	$600,000,000

Maturity:	May 15, 2056

Coupon:	The Notes will bear interest (i) from and including the date of original issuance to, but excluding, May 15, 2031 (the “First Reset Date”) at an annual rate of 5.625% and (ii) from and including May 15, 2031 during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at an annual rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 1.905%; provided, that the interest rate during any Interest Reset Period will not reset below 5.625% (which equals the initial interest rate on the Notes).

Initial Price to Public:	100.00% per Note

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2026

Optional Interest Deferral:	From time to time, up to 20 consecutive semi-annual Interest Payment Periods each deferral period

Optional Redemption:	In whole or in part, on one or more occasions, (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, in each case at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date.

Tax Event Redemption:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding the redemption date

Rating Agency Event Redemption:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest to, but excluding the redemption date

Trade Date:	November 3, 2025

Expected Settlement Date:	T+3, November 6, 2025

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable) / BBB (stable) / BBB- (stable)

CUSIP / ISIN:	92939U AU0 / US92939UAU07

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

KeyBanc Capital Markets Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Co-Managers:	Cabrera Capital Markets LLC Comerica Securities, Inc. Loop Capital Markets LLC

 * Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Rating Agency Event” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated November 3, 2025.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.